Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-247958

August 19, 2020

The Hanover Insurance Group, Inc.

Pricing Term Sheet

$300,000,000 2.500% Notes due 2030

Issuer:	The Hanover Insurance Group, Inc. (the “Issuer”)

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

Principal Amount:	$300,000,000

Security Type:	Senior Notes

Public Offering Price:	99.868% of principal amount

Net Proceeds (before expenses):	$297,654,000

Trade Date:	August 19, 2020

Settlement Date**:	August 24, 2020 (T+3)

Maturity Date:	September 1, 2030

Coupon:	2.500%

Benchmark Treasury:	0.625% due August 15, 2030

Spread to Benchmark Treasury:	+185 basis points

Benchmark Treasury Price / Yield:	99-19+ / 0.665%

Yield to Maturity:	2.515%

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2021

Interest Record Dates:	February 15 and August 15

Optional Redemption:

At any time and from time to time prior to June 1, 2030, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date and the “Make-Whole Redemption Amount” calculated as described in the preliminary prospectus supplement at the rate of T + 30 basis points.

At any time and from time to time on or after June 1, 2030, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	Goldman Sachs & Co. LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc.

CUSIP:	410867 AG0

ISIN:	US410867AG05

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: It is expected that delivery of the Notes will be made against payment therefor on or about August 24, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as ‘‘T+3’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes earlier than the second business day preceding settlement should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or emailing Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com, calling or e-mailing Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com or calling J.P. Morgan Securities LLC at 212-834-4533.